

Mail Stop 4561

November 3, 2016

Phong Le
Senior Executive Vice President and Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

     Re: MicroStrategy Incorporated
             Form 10-K for the Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 000-24435

Dear Mr. Le:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Kathleen Collins

                             Kathleen Collins
                             Accounting Branch Chief
                             Office of Information Technologies
                             and Services